Exhibit 99.1

HEXO Corp.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

TO:	PricewaterhouseCoopers LLP, Chartered Professional Accountants

AND TO:	Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Government of Prince Edward Island
Service NL, Financial Services Regulation Division
Office of the Superintendent of Securities, Government of the Northwest Territories
Office of the Superintendent of Securities, Government of Nunavut
Office of the Superintendent of Securities, Government of Yukon

HEXO Corp. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”):

1.

On October 11, 2022, PricewaterhouseCoopers LLP, Chartered Professional Accountants (the “Predecessor Auditor”), notified the Corporation of the former’s decision, at its own initiative, to decline to stand for re-appointment as the Corporation’s auditor following the issuance of its auditor’s report on the Corporation’s consolidated financial statements for the financial year ending July 31, 2022.

2.

The board of directors of the Corporation (the “Board”) as well as the audit committee of the Board have considered the decision of the Predecessor Auditor to decline to stand for re-appointment as the Corporation’s auditor following the issuance of its auditor’s report on the Corporation’s consolidated financial statements for the financial year ending July 31, 2022.

3.

There are no modified opinions expressed in the Predecessor Auditor’s reports in connection with the financial statement audits of the Corporation’s two most recently completed financial years ended July 31, 2021 and 2020.

4.	There have been no “reportable events” (as defined in Section 4.11 of NI 51-102).

DATED this 14th day of October, 2022.

HEXO CORP.

Per:	(signed) “Julian Ivancsits”
Julian Ivancsits
Chief Financial Officer